Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

CHANGE OF DIRECTORS

The Board of Directors (the “Board”) of Asia Satellite Telecommunications Holdings Limited (the “Company”) announces the following changes of directorate with effect from 6 February 2009:

1.	Mr. Ronald J. HERMAN, Jr. has resigned as a Non-executive Director, a Deputy Chairman and a Member of the Nomination Committee of the Company;

2.	Mr. KO Fai Wong has resigned as a Non-executive Director of the Company;

3.	Mr. Sherwood P. DODGE has been appointed as a Non-executive Director, a Deputy Chairman and a Member of the Nomination Committee of the Company; and

4.	Mr. GUAN Yi has been appointed as a Non-executive Director of the Company.

Mr. Ronald J. Herman, Jr. has confirmed that his resignation is due to his taking up of another business engagement within the General Electric Company. Mr. Herman also confirmed that he has no disagreement in any aspect with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of shareholders of the Company.

Mr. Ko Fai Wong has confirmed that his resignation is due to his retirement from the previous employment within the CITIC Group. Mr. Ko also confirmed that there he has no disagreement in any aspects with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of shareholders of the Company.

Mr. Sherwood P. Dodge, aged 53, is the President and Chief Executive Officer of GE Capital - Equity, America. Mr. Dodge joined General Electric in 1988 in Chicago as Vice President of Commercial Financial Services focusing on leveraged loans. From 1995 to 1998, Mr. Dodge was President of GE Capital Thailand. From 1998 to 1999, Mr. Dodge was the Senior Vice President with GE Capital Mortgage Corporation. He then joined GE Capital - Equity in 1999 as the Managing Director of GE Capital - Equity, Europe, a position he held until 2005. Prior to his current role, Mr. Dodge was a Senior Managing Director of GE Capital - Equity and had responsibility for investments in the Aviation and Energy industries and for co-investments with the customers of General Electric's Sponsor Finance business. Mr. Dodge received a Bachelor of Political Science from Denison University.

Mr. Guan Yi, aged 40, is the Director of Strategy and Planning Department of CITIC Group. Mr. Guan joined CITIC Group since 1990 and has worked in various positions in Financial Planning and General Planning Departments. Mr, Guan is also the Director of CITIC Assets Management Corporation Ltd. and the Member of Supervisory Committee of CITIC Trust Co., Ltd. Mr. Guan graduated from University of International Business and Economics in Beijing, with a major in accounting, in 1990.

Saved as disclosed above, neither Mr. Dodge nor Mr. Guan are not related to any director, senior management, substantial or controlling shareholder of the Company.

Mr. Dodge and Mr. Guan have not held any directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseasduring the last three years and have not held any other positions with the Company and other subsidiaries of the Company at any time.

Mr. Dodge and Mr. Guan will hold the office for a term until the next annual general meeting and their appointment shall then be subject to retirement by rotation and re-election at annual general meetings in accordance with the Bye-laws of the Company. Mr. Dodge and Mr. Guan are entitled to a director’s fee of HK$200,000 and HK$100,000 per annum respectively. The amount of director’s fee is determined with reference to their duties and responsibilities with the Company, the Company’s remuneration policy and the prevailing market situation and subject to the approval of the shareholders of the Company at the annual general meeting.

Both Mr Dodge and Mr Guan, at the date of this announcement, do not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

Save as disclosed above, there is no other information relating to Mr. Dodge and Mr. Guan to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Herman and Mr. Ko for their outstanding contributions to the Company during their tenure of service and also welcome Mr. Dodge and Mr. Guan to the Board.

By order of the Board

Sue YEUNG

Company Secretary

Hong Kong, 6 February 2009

As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directorsare Mr. MI Zeng Xin (Chairman), Mr. Sherwood P. DODGE (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. GUAN Yi and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.

* For Identification purpose only